Mana Behbin

+1.202.373.6599

mana.behbin@morganlewis.com

July 17, 2018

VIA EDGAR

Jay Williamson

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	City National Rochdale Strategic Credit Fund

(File Nos. 333-224912 and 811-23348)

Dear Mr. Williamson:

This letter responds to the comments we received from the Staff of the U.S. Securities and Exchange Commission (“SEC”) in a letter dated June 13, 2018 to an initial Registration Statement on Form N-2 (the “Registration Statement”) on behalf of City National Rochdale Strategic Credit Fund (the “Fund”), as filed with the SEC on May 14, 2018. Following are the Staff’s comments and the Fund’s responses thereto. The Fund’s responses will be reflected, as applicable, in Pre-Effective Amendment No. 1 to the Registration Statement to be filed by the Fund separately. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information (the “SAI”).

Prospectus

General

1.

Comment: We note that you provide an 80% policy tied to debt securities and other credit-related investments. In an appropriate location, please define “credit-related investments” for purposes of complying with your policy. In addition, given their risks and return profiles, briefly explain why you believe it is appropriate to include collateralized loan obligation (CLO) equity and mezzanine tranches in your definition of credit-related investments.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

July 17, 2018

Response: The Fund has added the following definition of “credit-related investments” to the “Principal investment strategies” sections on the cover page and pages 6 and 40 of the Prospectus in response to the Staff’s comment:

For purposes of the fund’s 80% policy, “credit-related investments” include equity tranches of CLOs, equity interests in CLO warehouses, funds that invest primarily in debt securities, and derivatives that have similar economic characteristics to debt securities.

The Fund believes that CLO mezzanine tranches, the most junior of the debt tranches in a CLO’s capital structure, are properly considered to be debt securities (rather than credit-related investments) by the Fund for purposes of the 80% policy.

A CLO is a type of structured credit. Like the debt tranches of a CLO, the equity tranche of the CLO forms part of the capital structure of the CLO and has a different priority of claims on cash flow distributions and exposure to risk of loss from the CLO’s underlying collateral pool. Although the equity tranche has a different risk/return profile as it resides at the bottom of the distribution waterfall, its cash flows are generated from the same portfolio of diversified loans (i.e., the same underlying collateral pool and credits) as the debt tranches of a CLO. Consequently, the Fund believes that the equity tranche of a CLO may be appropriately included in the definition of credit-related investments.

A CLO warehouse is another form of structured credit. Prior to a CLO closing, a CLO warehouse, a special purpose vehicle, will purchase and “warehouse” a portion of the underlying loans that will be held by the CLO. Like a CLO equity tranche, an equity interest in a CLO warehouse provides investment exposure to underlying loans. For this reason, the Fund believes that such investments are properly viewed as credit-related investments. The Fund plans to treat subordinated debt investments in CLO warehouses as debt securities for purposes of the 80% policy.

2.

Comment: Please ensure your prospectus includes appropriate disclosure with respect to your intention to use leverage over the next year. If, for example, you intend to issue preferred shares within the next 12 months your disclosure should be revised to address the risks to common shareholders.

Response: The Fund confirms that the disclosure in the Prospectus appropriately reflects the Fund’s intended use of leverage over the 12 months following effectiveness of the Registration Statement. The Fund also confirms that it does not intend to issue preferred shares in the 12 months following effectiveness of the Registration Statement.

July 17, 2018

Prospectus Cover Page

3.

Comment: It is our understanding that collateralized loan obligations vehicles (CLOs) make loans to issuers that are non-investment grade, or would be – if rated, are highly leveraged, and the junior or equity tranches take the first losses when investments default. Please revise your cover page to briefly highlight these risks. In addition, please ensure the disclosure contained elsewhere in your document addresses what level of losses the underlying pool would typically need to experience before a reduction in the cash flows to, and/or and an impairment to the value of, the junior or equity tranches. Please revise or advise as appropriate.

Response: The Fund has added the following disclosure to the cover page in response to the Staff’s comment:

CLOs typically purchase a diverse pool of loans made to businesses that are generally rated below investment grade. Each CLO tranche has a different priority of claim on cash-flow distributions and exposure to risk of loss from the underlying collateral pool. The mezzanine tranche of a CLO is sub-investment grade and the most junior of the debt tranches of the CLO, and the equity tranche of a CLO is unrated and subordinated to all of the debt trenches of the CLO, representing the first loss position in the CLO. Consequently, CLO equity and mezzanine tranches are considered speculative with respect to timely payment of distributions or investment and reinvestment or repayment of principal and entail generally higher risk than other, more senior tranches of the CLO.

In addition, the Fund has revised the disclosure under “Principal portfolio composition – Collateralized loan obligations” on pages 7 and 41 of the Prospectus as follows in response to the Staff’s comment:

Sub-investment grade rated debt tranches of CLOs (CLO mezzanine tranches) are the most junior of the debt tranches. The equity tranches of CLOs are unrated and subordinated to the debt tranches in the CLO capital structure. The equity tranche receives excess cash flow after the payment of interest on the more senior tranches, and other excess cash flow after the more senior tranches, are repaid, at the bottom of the payment waterfall. Economically, the equity tranche of a CLO benefits from the difference between the interest received from the senior secured loans and the interest paid to the holders of debt tranches of the CLO structure. A CLO’s equity tranche, while entitled to be paid the highest interest rate payments, is the riskiest portion of the CLO, representing the first loss position in the CLO (i.e., losses are first borne by the equity tranche, next by the junior tranches and finally by the senior tranches) and bearing the bulk of defaults from the bonds or loans in the trust. As a practical matter, the equity tranche covers a particular percent (deemed “x%” for illustrative purposes) of the collateral’s principal and

July 17, 2018

absorbs the first default losses accounting for such percent of the total pool of loans. Should a default or decrease in expected payments to a particular CLO occur, that deficiency typically first affects the equity tranche in that holders of that position generally will be the first to have their payments decreased by the deficiency and would bear up to x% of such losses. The second tranche (the mezzanine tranche) covers another percent (“y%”) of collateral principal, and is protected by the equity tranche against x% of losses and absorbs the next y% of default losses on the portfolio of loans. The next more senior tranche covers another percent (“z%”) of collateral principal, is protected by equity and more junior tranches against x%+y% of losses and absorbs the next z% default losses on the portfolio of loans, and so on. Consequently, CLO equity and mezzanine tranches entail generally higher risk (albeit different risks because the mezzanine tranches are structurally superior to the equity tranche), with the potential for higher returns, than other tranches of the CLO that are more senior.

4.

Comment: In footnote one you disclose the funds organizational and operating expenses. Instruction 6 to Item 1.g of Form N-2 requires you to disclose the other expenses of issuance and distribution. It is unclear if “operational” should be replaced with “offering.” Please revise as appropriate.

Response: “Operational” has been replaced with “offering” in response to the Staff’s comment.

Prospectus Summary, page 5

5.

Comment: We generally encourage providing a prospectus summary where the length and complexity of the prospectus make a summary useful, and believe a summary should only provide a brief overview of your business and key aspects of your offering. Your summary is over 30 pages and substantially repeats disclosures contained elsewhere. As written your summary is too lengthy and detailed for its purpose. Please revise to provide a concise summary of your business and offering.

Response: The disclosure has been revised and the summary has been abridged in response to the Staff’s comment.

6.	Comment: Please remove the reference directing investors to review the more detailed information “in the SAI.”

Response: The disclosure has been removed in response to the Staff’s comment.

7.

Comment: In an appropriate location, revise to address the extent to which you will invest in CLOs managed by the adviser or sub-adviser. Your revised disclosure should address the fees the adviser or sub-adviser earns from the CLO vehicle as well as the relative priority the payment of these fees have compared to the equity and mezzanine tranches. To the extent that these activities implicate

July 17, 2018

Section 17 of the Investment Company Act, please disclose how you will make investments in compliance with the Act.

Response: The Fund does not intend to invest in CLOs managed by the Fund’s Adviser or Sub-Adviser.

8.

Comment: On page seven you state “[s]ince they are partially protected from defaults, the senior CLO tranches typically have higher ratings …” Please clarify how these tranches are “partially protected from defaults.” In order to facilitate investor understanding, please consider adding graphics depicting a typical CLO structure and payment waterfall.

Response: The equity tranche of a CLO covers a particular percent of the collateral’s principal and absorbs the first default losses accounting for such percent of the total collateral. For purposes of this example, such percent may be deemed “x%”. The second tranche (the mezzanine tranche) covers another percent (“y%”) of collateral principal, and is protected by the equity tranche against x% of losses and absorbs the next y% of default losses on the portfolio of loans. The next more senior tranche covers another percent (“z%”) of collateral principal. It is protected by equity and more junior tranches against x%+y% of losses and absorbs the next z% default losses on the portfolio of loans, and so on.

As suggested by the Staff, the Fund has inserted the following graphic on pages 8 and 42 of the Prospectus in response to the Staff’s comment:

July 17, 2018

9.

Comment: On page 21 you disclose that “[t]he fund may be an investor in Warehouse Investments, and also an investor in CLOs that acquire Warehouse assets, including from Warehouses in which any of the fund, other clients of the Sub-Adviser or the Sub-Adviser have directly or indirectly invested.” Please explain to us how these transactions are structured to comply with Section 17 of the Investment Company Act.

Response: The Fund does not intend to invest in Warehouse Investments or CLOs managed by the Sub-Adviser. As to compliance with Section 17(a) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), the Fund will establish and implement policies and procedures designed to prevent investments in Warehouses and CLOs that are first or second tier affiliates of the Fund, including Warehouses and CLOs in which the Fund, the Sub-Adviser, and/or other clients of the Sub-Adviser hold in the aggregate 5% or more of the outstanding voting securities of the Warehouse or CLO or “control” the Warehouse or CLO as that term is defined in the Investment Company Act. In addition, with regard to compliance with Section 17(d) of the Investment Company Act and Rule 17d-1 thereunder, the Fund will establish and implement policies and procedures designed to prevent the Fund from investing in a Warehouse or CLO investment together with the Sub-Adviser and/or other clients of the Sub-Adviser as a joint or a joint and several participant in a transaction where the Fund participates on a basis different or less advantageous than the Sub-Adviser and/or its other clients. The Fund’s Section 17 policies and procedures will include, among other things, approval by the Fund’s Chief Compliance Officer of any proposed Fund investments in Warehouses or CLOs in which the Sub-Adviser and/or other clients of the Sub-Adviser are invested.

10.	Comment: Please confirm the accuracy of the statement made on page 26 and elsewhere that “most of the fund’s investments must be liquid at the time of investment …”

Response: The disclosure has been removed in response to the Staff’s comment.

Summary of Fund Expenses, page 36

11.	Comment: Please disclose the material assumptions used to estimate Other Expenses in your Fee Table. Supplementally explain why you believe the assumptions used are reasonable.

July 17, 2018

Response: The Fund has added the following disclosure to footnote 1 to the Fee Table in response to the Staff’s comment:

Other expenses are estimated based on projected asset growth in the Fund’s current fiscal year and assume average net assets of $200 million during this period.

The Fund believes the assumed average net assets are reasonable based on the Adviser’s sales projections for the Fund, which are informed by the Adviser’s launches of other registered fund products, among other things.

Investment Objective and Principal Investment Strategies, page 40

12.

Comment: The focus of the discussion in this section is on the types of investments you will make. You do not address how you will make decisions to buy, sell, or hold investments and do not discuss your process for analyzing investments. In addition, you have not discussed your portfolio construction process, including any portfolio constraints in place. Please revise to do so.

Response: The Fund has added the following disclosure on page 40 of the Prospectus in response to the Staff’s comment:

In selecting debt and credit-related investments for, and in sub-advising, the fund’s portfolio, the Sub-Adviser combines bottom-up fundamental analysis with top-down portfolio allocation and risk management. In particular, the Sub-Adviser seeks to leverage its long-standing relationships with major CLO participants and its in-depth knowledge of underlying collateral portfolios and CLO structures to source CLO investments from either (i) the primary market, as dealers bring new issue CLOs to market, or (ii) in the secondary market through dealer secondary offering sheets, bids wanted in competition and other privately negotiated transactions. The Sub-Adviser utilizes a tiered screening process to identify investment opportunities, with a focus on relative value. The process typically entails analyzing three distinct layers to evaluate potential investments: the collateral manager (review of experience, depth and stability of the credit and portfolio management teams, investment strategy and process and historical performance, among other factors), the underlying collateral portfolio (overlap analysis of the portfolio collateral versus the Sub-Adviser’s existing portfolios, a review of portfolio-wide key metrics and review of individual assets, among other factors) and the transaction structure (analyzing hypothetical deal performance and the structure’s sensitivity to factors such as differing default rates, reinvestment yields, prepayment rates, interest rates and other macro/market variables, among other factors, and comparing key terms to past and present deals in the market). During the screening process, the Sub-Adviser utilizes a technology suite which includes third party analytics software and its own proprietary dashboard to screen and identify investment opportunities and attendant risks.

July 17, 2018

Opportunities that have passed the screening process are submitted to the Sub-Adviser’s investment committee, which then analyzes and, once it has approved an investment decision, sets appropriate risk limits. In sub-advising the fund’s portfolio, the Sub-Adviser focuses on monitoring relative value and achieving maximum risk-adjusted returns on both new and existing investments.

The Sub-Adviser will consider selling an investment when a negative development impacts the investment or when the Sub-Adviser believes other investment opportunities may better optimize the relative value, risk and performance of the fund’s strategy.

13.	Comment: Please revise to disclose the percentage of fund assets that will typically be allocated to distressed investments.

Response: The Fund does not intend to purchase distressed securities or to have a specific percentage of its assets allocated to distressed securities. Rather, by including relevant strategy disclosures relating to investment in distressed securities, the Fund seeks to maintain the ability to continue to hold leveraged loans and other similar instruments during periods of market dislocation and in instances where the issuer of such instruments experiences, after the Fund initially acquired the investment, some level of financial or business distress, including undergoing bankruptcy or other reorganization or liquidation proceedings, such that the instrument may be deemed a distressed security.

14.

Comment: We note your intention to invest in collateralized debt obligations. Are there any specific underlying asset classes you will focus on (i.e., auto, credit cards, or student-loans)? If so, revise to address.

Response: To the extent that the Fund invests in collateralized debt obligations, the Fund expects to primarily invest in collateralized debt obligations based on bank loans, including syndicated bank debt, senior secured loans, floating rate notes and leveraged loans. The Fund has supplemented the disclosure on page 44 of the Prospectus to reflect this focus as follows:

The fund will primarily invest in CDOs based on bank loans, including syndicated bank debt, senior secured loans, floating rate notes and leveraged loans.

Management of the Fund, page 64

15.

Comment: On page 65 you name two City National Rochdale employees – Matthew Peron and Thomas Ehrlein – as being jointly and primarily responsible for the day-to-day management of the fund’s portfolio. The disclosure elsewhere suggests you have engaged CIFC to provide day-to-day investment advice and recommendations for the fund. Please revise your disclosure to clearly delineate what responsibilities the adviser and sub-adviser has with respect to the fund.

July 17, 2018

Please consider the need to update portfolio management-related disclosures both here and in the SAI as appropriate.

Response: The disclosure has been revised on page 65 of the Prospectus and pages 57 and 58 of the SAI in response to the Staff’s comment, including as follows:

Matthew Andrews and Jay Huang of [CIFC] are jointly and primarily responsible for providing day-to-day investment advice and recommendations for the fund, and Matthew Peron and Thomas H. Ehrlein of City National Rochdale (together with Mr. Andrews and Mr. Huang, the “Portfolio Managers”) provide proactive oversight and monitoring of [CIFC].

Plan of Distribution, page 66

16.

Comment: We note your statement that financial intermediaries may change transaction-based and other fees for services in addition to those imposed by the fund and its affiliates. Currently your fee table does not reflect any distribution-related fees. Please explain how the distributors will be compensated or incentivized to sell your shares. In addition, please confirm your disclosure complies with Item 5.3 of Form N-2 or revise as appropriate.

Response: The Fund confirms that the Fund will not pay any fees to the Distributor or any fees or commissions to any underwriters or dealers. The Adviser may make revenue sharing payments to the Distributor and financial intermediaries for distribution-related services out of its past profits and other available sources.

Purchase of Shares, page 68

17.

Comment: Your disclosure indicates that, after the initial offering period, you will re-open to new investments and accept orders to purchase new shares on a monthly basis. Later you state that, subsequent to the initial offering, the shares are expected to be offered on a continuous basis at NAV per share. Please reconcile these statements.

Response: In response to the Staff’s comment, the Fund has made a clarifying revision to the disclosure on pages 5 and 68 of the Prospectus and page 61 of the SAI as follows:

Subsequent to the initial offering period, the shares are expected to be offered monthly on a continuous basis at NAV per share.

July 17, 2018

Net Asset Value, page 81

18.

Comment: We note the disclosure that the “market price” for your CLO, Warehouse, and Risk Retention Vehicle, investments “will generally be the price provided by independent third party pricing services, which may use market prices or quotations or a variety of fair value techniques and methodologies.” Please tell us why “fair value techniques and methodologies” are used to determine a market price.

Response: In response to the Staff’s comment, the noted disclosure on page 81 of the Prospectus (as well as on page 62 of the SAI) has been revised to read as follows:

The fund’s portfolio will consist primarily of debt and other credit-related investments. The price for these investments, including CLO investments, Warehouse Investments and investments in Risk Retention Vehicles, will generally be based on prices provided by the fund’s approved independent third party pricing services. Pricing services may use evaluated or matrix pricing or valuation models that utilize certain inputs and assumptions to derive values.

Certain Provisions of the Agreement and Declaration of Trust and By-Laws, page 84

19.

Comment: Please explain the relevance of, and intention behind, the disclosure that “[t]he fund may be converted to an open-end investment company at any time …” Depending on your response, please clarify that you may be limited in your ability to do so based on regulatory requirements, including requirements related to portfolio investments and senior securities.

Response: The Fund does not currently expect to be converted to an open-end investment company. However, the Fund, under its Declaration of Trust and with Board and shareholder approval, may convert to open-end status if, for instance, a secondary market for the Fund’s shares were to develop and the Fund’s shares traded at a discount to NAV. In addition, the Fund would like to inform investors of the possibility of a conversion.

Statement of Additional Information

Investment Policies, page 36

20.	Comment: Please revise your concentration-related policy to refer to industry or group of industries.

Response: The disclosure has been revised on page 36 of the SAI as follows in response to the Staff’s comment.

Except as permitted by exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction, the fund may not make

July 17, 2018

any investment if, as a result, the fund’s investments will be concentrated in any one industry or group of industries.

21.

Comment: We note your fundamental policy prohibits you from concentrating in an industry. It is unclear how your concentration policy will be applied with respect to your investments in CLOs. Please add clarifying language. In this regard, please note our position that, with limited exception, every investment is an investment in some industry or group of industries and you may not categorically exclude asset-backed securities because concentrated investments in those securities can exposure investors to risks common to one industry. Please revise as appropriate.

Response: In monitoring compliance with its concentration policy, the Fund considers the industry of each loan borrower in the CLO vehicle’s collateral pool, as assigned to the CLO’s collateral by Moody’s Investors Service, Inc. or Standard & Poor’s, as applicable, and periodically reported by the Trustee of the CLO vehicle.

The following clarifying disclosure has been added to Focused investment risk on page 28 and 59 of the Prospectus to address the Staff’s comment:

Similarly, to the extent that the CLO vehicles in which the fund invests have loan portfolios that are concentrated in a limited number of industries or borrowers, a downturn in such industries or with respect to such borrowers may subject the vehicles, and in turn the fund, to a risk of significant loss and could significantly impact the aggregate returns the fund realizes. If an industry in which a CLO vehicle is heavily exposed suffers from adverse business or economic conditions, the fund’s investment in that CLO vehicle could be affected adversely, which, in turn, could adversely affect the fund’s performance.

The following clarifying disclosure has also been added to the paragraph discussing the Fund’s concentration limitation to address the Staff’s comment:

In determining and assigning industry classifications for its CLO investments, the fund will look through the CLO vehicles in which it invests to the industries of the loan borrowers in the CLO vehicles’ portfolios.

Investment Adviser and Other Fund Service Providers, page 51

22.	Comment: Please insert “without penalty” into the sentence describing the fund’s ability to terminate the adviser. Similar revisions should be made with respect to the sub-adviser.

Response: “Without penalty” has been added to the disclosures as requested by the Staff.

July 17, 2018

Conflicts of Interest, page 54

23.	Comment: Please revise the disclosure under Conflicts of Interest to more fully describe the adviser’s policies and procedures for handling conflicts of interest.

Response: The Fund has added the following disclosure on page 54 of the SAI in response to the Staff’s comment:

The Adviser has adopted a conflicts of interest policy and procedures to establish a framework for: (i) identifying practices, activities and relationships of the Adviser and its affiliates that involve or could involve a conflict of interest with its clients; (ii) assessing and, where feasible, mitigating actual or potential conflicts with its clients; (iii) managing conflicts of interest in a manner that ensures that the Adviser’s advice to clients is not compromised; and (iv) providing full disclosure of the nature and sources of actual or potential conflicts to its clients. This policy requires, among other things, escalation by the Adviser’s employees of new potential or actual conflicts of interest, regular reviews of the functioning of the policy, and periodic training of the Adviser’s personnel concerning the topics covered by the policy.

24.

Comment: On page 54 you disclose that “City National Rochdale may directly or indirectly receive a portion of the fees or commissions charged to the fund or its shareholders.” Please tell us the circumstances covered by this statement and explain why receiving these fees or commissions is appropriate.

Response: The Fund confirms that the only fees that will be received by City National Rochdale will be those it receives in connection with its provision of advisory services to the Fund and shareholder services to the Fund’s shareholders. The disclosure has been revised as follows to remove references to any commissions and provide further clarification:

City National Rochdale may directly or indirectly receive a portion of the fees charged to the fund or its shareholders in connection with its provision of advisory services to the fund and shareholder services to shareholders of the fund.

Additional Information, page 70

25.

Comment: Please remove the disclosure “[s]tatements contained in the Prospectus and this SAI as to the material terms of any contract or other document referred to are qualified by reference to the company of such contract or other document …”

Response: The disclosure has been removed in response to the Staff’s comment.

July 17, 2018

Part C – Other Information

26.	Comment: We note that you have not filed several required exhibits. Please note that we review and frequently comment upon these documents. Please plan accordingly.

Response: Acknowledged.

Accounting

27.	Comment: Please tell us how you will account for offering costs incurred by the fund in the financial statements and please provide reference to US GAAP in your response.

Response: Offering costs incurred by the Fund will be capitalized and amortized consistent with FASB Accounting Standards Codification Topic 915, Development Stage Entities.

Closing

Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any preeffective amendment.

Response: Acknowledged.

* * * * *

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6599 or Paul Raymond at 617.951.8567.

Sincerely yours,

/s/ Mana Behbin

Mana Behbin

cc: Garrett D’Alessandro Paul B. Raymond